December 20, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah

Mary Mast

Tamika Sheppard

Laura Crotty

Re:	Aardvark Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted November 27, 2024

CIK No. 0001774857

Ladies and Gentlemen:

On behalf of our client, Aardvark Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated December 10, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on November 27, 2024.

Concurrent herewith, the Company has submitted via EDGAR its Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Second Amended DRS”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Second Amended DRS. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Second Amended DRS.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed November 27, 2024

Business

Our Preclinical Data in Support of ARD-201, page 135

1.

We note your response to prior comment 2. Please further revise your disclosure to remove the following: “When administered in combination with liraglutide and a DPP-4 inhibitor, ARD-101 outperformed the weight loss results achieved with either liraglutide and sitagliptin individually…suggesting that a combination with ARD-101 may have clinical benefits over either of the two drug classes alone.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of the Second Amended DRS in response to the Staff’s comment.

Governmental Regulations, page 144

2.

We note your response to prior comment 12 and the disclosure now provided on pages 18 and 147. Please further revise your disclosure in the above-entitled section of the prospectus to discuss the potential application of the FDA’s Combination Rule. See 21 CFR 300.50 for reference.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 148 of the Second Amended DRS in response to the Staff’s comment.

* * * * * * *

Please do not hesitate to contact Jeffrey Hartlin at (650) 320-1804 or Samantha Eldredge at (650) 320-1838 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Jeffrey Hartlin
Jeffrey Hartlin of Paul Hastings LLP

cc:	Tien-Li Lee, M.D., Chief Executive Officer

Aardvark Therapeutics, Inc.

Samantha Eldredge, Esq.

Paul Hastings LLP

Charles S. Kim, Esq.

Kristin VanderPas, Esq.

Denny Won, Esq.

Jean Park, Esq.

Cooley LLP

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